Cryptyde, Inc.

200 9th Avenue North, Suite 220

Safety Harbor, Florida 34695

(866) 980-2818

February 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for Cryptyde, Inc.
Registration Statement on Form S-1
File No. 333-266848

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Cryptyde, Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 4:00 p.m., Eastern Time, on February 3, 2023, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Sincerely,

CRYPTYDE, INC.

By:	/s/ Brian McFadden
Brian McFadden
President and Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Bruce Newsome, Esq., Haynes and Boone, LLP